FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of October 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3 Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv  • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English translation of Immediate Report filed with the Israeli Securities Authority on October 21, 2012

Tel Aviv, October 21, 2012 – Elron Electronic Industries Ltd. (TASE: ELRN) (the "Company") hereby announces, further to its announcement of October 18, 2012 about the process of evaluating strategic options by Given Imaging Ltd. ("Given"), including a possible merger or sale of Given, and in response to publications in the media today on this matter, the Company wishes to clarify as follows:

1. The aforementioned process is being conducted by Given itself, without the Company's participation.

2. The Company has no information about the conducting of negotiations with any party (if at all), or with respect to the prices mentioned in the said publications.

Given is approximately 31% held by the Company, including an approximately 9% holding of RDC – Rafael Development Corporation Ltd, 50.1% held by the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD.
(Registrant)
By:	/s/ Yaron Elad
Yaron Elad
VP & CFO

Dated:  October 22, 2012